April 19, 2005


Christopher Maus
President and Chief Executive Officer
Lifestream Technologies, Inc.
510 Clearwater Loop
Suite 101
Post Falls, ID  83854

Re:	Lifestream Technologies, Inc.
	Amended Registration Statement on Form SB-2
	File No. 333-121991
      Filed on April 12, 2005

Dear Mr. Maus:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2

Consumer Marketplace - Page 12
1. We note your revisions ins response to comment 3. However, it remains unclear whether your monitor can satisfy the NCEP`s recommended periodic testing for individuals disgnosed with elevated cholesterol. Does NCEP recommend that the periodic testing monitor the ratio of LDL to HDL? Can your product monitor this ratio?




Financial Statements - Page F-29

Condensed Consolidated Balance Sheets
2. We have reviewed your response to prior comment 12. It is unclear to us as to why you believe a reclassification in not necessary, given the fact that deferred financing costs are approximately 28% of your total assets at December 31, 2004. Please advise or revise.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric Atallah at (202) 824-5266, or Dan
Gordon,
Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,




      Russell Mancuso
							Branch Chief


cc (via fax):  	Steven Weinberger, Esq. (561) 362-9612
??

??

??

??

Christopher Maus
Lifestream Technologies, Inc.
April 19, 2005
Page 1